UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

October 8, 2025

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

+27(60) 786-9759
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

The past few weeks have been busy with negotiations on numerous fronts and with multiple parties to address a range of unresolved and pending issues relating to cash flow, liquidity, and overall profitability of the Company.

1. Termination of Settlement Agreement with Slingshot Productions Limited

The settlement agreement with Slingshot Productions Limited was terminated after several months of investigation and evaluation. It was determined that continuation of the agreement would not be commercially viable. Upon termination, the lenders agreed to waive all interest charges on the two outstanding loans from April 30, 2025, as agreed in the settlement agreement, and consented to convert the principal debt balances into Series PA Preferred Units due to the Company’s inability to service the loans and therefore solving the liquidity issues.

2. Sale of Intellectual Property and Resolution of Key Obligations

The Company sold its DAVID and Young DAVID intellectual property to Giant Slayer Media LLC, a joint venture between Angel Studios, Inc. (“Angel”) and 2521 Entertainment, LLC (“2521 Entertainment”), for a total consideration of $77,917,160. In conjunction with this sale, the following milestones were achieved:

a. The litigation with Angel Studios was fully and finally settled;

b. The $2,342,277 subscription liability owed to Angel Studios was settled in full;

c. The $657,723 subscription liability owed to Winsome Truth Incorporated was settled for an agreed payment of $789,267;

d. 2521 Entertainment and Angel Studios assumed all existing and future obligations related to the crowd perk commitments; and

e. The DAVID feature film is now scheduled for theatrical release on December 19, 2025.

This transaction represents a fundamental shift in the Company’s business strategy. Following extensive engagement with major distribution studios, it became evident that a self-managed independent distribution strategy to release the DAVID film would require significant additional capital to sustain operations until 2026 or 2027, along with substantial P&A funding to promote the film adequately. The potential third-party commitments were insufficient to support such a release strategy.

After a major investor event during August 2025 held in Dallas, Texas, numerous potential partners presented distribution and acquisition proposals. After a comprehensive review, the Board selected the 2521 Entertainment / Angel Studios transaction as the most viable commercial option. This agreement met the Company’s short-term liquidity requirements, facilitated immediate settlement of pending liabilities and litigation, and ensured the timely release of the film under an organization with the capacity to fund global distribution. After evaluating prevailing entertainment-industry market conditions, the Board concluded that a sale of the IP was in the best interests of all stakeholders, reducing risk exposure for investors while providing DAVID with the best opportunity for commercial success.

3. Company Liquidation

With the completion of the asset sale and settlement of all major obligations, Slingshot USA, LLC will now proceed to liquidate and wind up its affairs in accordance with its Operating Agreement and the Delaware Limited Liability Company Act.

The liquidation process will occur in the following stages:

1. Finalization of Accounts:

The Company’s financial statements will be updated to reflect the IP sale proceeds, conversion entries, and final distributions.

2. Settlement of Liabilities:

The Company will ensure that all remaining trade creditors, contractual obligations, and tax liabilities are paid or adequately reserved for. No new business will be undertaken after the effective date of liquidation commencement.

3. Distribution of Remaining Assets:

After liabilities are satisfied, the remaining assets—including cash balances and any receivables—will be distributed to the members in accordance with the capital account and distribution provisions of the Operating Agreement and applicable Delaware law. If any investors cannot be contacted, their entitlements will be handled in compliance with state unclaimed-property statutes (escheatment), ensuring that the liquidation is not delayed.

4. Regulatory Filings and Tax Compliance:

The Company will file final federal and state tax returns, submit the required Delaware Certificate of Cancellation, and file this Form 1-U as its final report to the SEC. Copies of relevant resolutions and liquidation statements will be made available to investors upon request.

5. Dissolution and Deregistration:

Upon completion of distributions and regulatory filings, the Company will be formally dissolved and removed from the Delaware Secretary of State registry. This will conclude all legal existence and reporting obligations of Slingshot USA, LLC.

Following liquidation, no further operations or SEC filings will be made. Investors will receive final notifications regarding distributions once the process is complete.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC

By: /s/ Bernardus Lans

Chief Financial Officer

October 9, 2025